

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2020

Niccolo de Masi
Chief Executive Officer
dMY Technology Group, Inc.
1180 North Town Center Drive
Suite 100
Las Vegas, Nevada 89144

> **Re: dMY Technology Group, Inc.**
> **Revised Schedule 14A**
> **Filed November 25, 2020**
> **File No. 001-39232**

Dear Mr. de Masi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Revised Proxy Statement filed November 25. 2020

Background of the Business Combination, page 149

1. Please revise to provide more detailed disclosure about your negotiations with Target A. Please specify the proposed deal structures, whether offers were made and, if so, how the amounts were determined. To the extent you were unable to reach agreement on price or other material terms, please explain why you were unable to do so. In addition, provide a summary of the financial, business, and legal due diligence questions that arose during the six-week negotiations. Finally, if your revised disclosure references reports, appraisals or opinions, please provide the disclosure required by Item 1015 of Regulation S-K; if your revised disclosure references projections, please disclose the projections and the underlying assumptions relating to such projectsions.

2.   We note your response to prior comment 4. Please further revise your discussion of the negotiations that occurred between June 30, 2020 and July 27, 2020 to clarify how the parties initial negotiating positions' differed on the material terms of the primary and ancillary documents. Please include in your disclosure descriptions of the substance of meetings and calls that took place during the relevant period, including the key terms that were discussed, significant issues, if any, that developed, and how these issues were resolved. In this regard, we believe it is insufficient to merely state that you were focused on driving value or satisfying regulatory requirements, or that drafts were exchanged, or to itemize (without further discussion) topics that were raised in negotiations. Your revised disclosure should ensure that investors are able to understand how the terms of the deal evolved during negotiations and why.

Rush Street Interactive, LP Financial Statements
Report of Independent Registered Public Accounting Firm, page F-33

3.   Please make arrangements with your auditors to have them revise their report to indicate their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), rather than just their auditing standards.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact James Giugliano at (202) 551-3319 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Joel Rubinstein